



CHANGING THE FACE OF MULTIFAMILY

FEMALE-FOCUSED VALUE-ADD MULTIFAMILY CROWDFUND

VernaFundCF

Apartment Queen Investments

About the Sponsor



Apartment Queen Investments

Experienced Operator team-over 73MM AUM (assets under management)



Landlord, Business and Tax friendly states

We are Focused in Texas



Big Goals

150 MM AUM by 2023

1Billion SheVestors by 2030

About Us-Organizational Chart

Please Note our Organization Chart to the left.

The securities (ownership shares) being offered for purchase are membership interests (members) of Vernafund CF, LLC.

VernafundCF, LLC will be investing directly investing directly into the real estate through a tenant in common structure.

See: https://theapartmentqueen.sppx.io/



Unidentified Real Estate. Ownership with no LLC separation (Target Asset)
Vernafund CF, LLC ("Company") Offers $1,235,000 worth of Class A-1 Units to Investors. Will hold title in Target Asset as Tenant In Common with other SPV entities
SPV entity (to be formed), will hold title in Target Asset.
APQFUNDMGR, LLC ("Manager") Controls the Company. Will receive carried interest and fees.
Passive crowdfunding investors
Regulation D fund vehicle (to be formed)
Passive Regulation D investors
To be managed by Manager

About Us

The Manager, APQFUNDMGR, LLC is the sole manager of VernafundCF, LLC- our manager will oversee fund accountant, annual audit production, asset selection, and partnerships with vetted, and carefully

selected Sponsors. The Manager will be entitled to the following fees:

- Asset Management Fee of 2% of the Company's gross receipts.
- Acquisition Fee of 1% of a Target Asset's purchase price.
- Construction Fee of 5% of the Company's development and construction costs.
- SiliconPrairie portal will take 3-6% of our raise as a fee.

The Problem-Intro

Less than 30% of Commercial real estate (CRE) industry is female.

83% of CRE Boards (FORBES STAT) are men, yet 93% of wealth is from CRE

The wage gap exists between men and women in CRE.

We believe this is due to few woman have access to ownership opportunities in CRE based on capital required to enter (usually 50k+) and accredited status requirements.

Women know they need to build wealth	Few woman have access to opportunities in commercial real estate	Women make less money than men in commercial real estate

The Solution

No assurance can be given to that any investor in the Company will realize any projected return of investment, or any return at all. Investment in this Company could result in a total loss. Investors should read the disclosure materials provided in Form C and consult with an attorney, accountant, and/or investment adviser prior to making any investment decision.

1.Investors who want strong, stable, passive returns create a profile on our portal and get access to deals they couldn't before-They DONT NEED TO HAVE 50K OR BE ACCREDITED!



2.Fund Members financially empower women Operators By Funding our Apartment deals

3.Fund Limited partners receive mailbox money and tax incentives these checks/incentives are Making women more money additional to their wages=compensating for the wage gap women experience=financially empowering women

98%

1/4 women are abused

Financial abuse occurs in 98% of domestic violence cases.

WHICH IS ALL OF THEM!

Most women financially empowered avoid abuse

Empowering women financially is our duty to end abuse

The Apartment Queen
CHANGING THE FACE OF MULTIFAMILY

How we select the properties we invest in

Our criteria-

-60 + units target

Motivated seller

-1970 or newer

- Texas - Primary markets only unless 100% un-renovated.
- C + class (6 capitalization rate MINIMUM)

Investors will be unable to evaluate the investment that the Company will acquire, further, the Manager may acquire assets outside of the provided criteria if the Manager in its reasonable determination decides that such asset meets the Company's overall investment objectives. Investors will not have the opportunity to evaluate the relevant economic, financial, or other information made available to the Manager and are fully reliant on the Manager to identify and purchase investments on behalf of the Company.



70%

CLASSIC (NOT UPDATED) UNITS MINIMUM



10 %

ALL FLOOR PLANS 10% BELOW MARKET RENT AT MINIMUM

Projects managed by the Sponsor or its affiliates

70 MM+
ASSETS UNDER MANAGEMENT (AUM)

1000+
APARTMENT DOORS

400+
INVESTORS

Please note that the following projects are not held by the Company. The Company at present holds no assets and is newly-formed for purposes of offering securities pursuant to Reg CF.



Flats at 2030

Phoenix AZ



Leuda May Apartments

Fort Worth Texas



VILLAGE ON UNIVERSITY Denton Texas.



The Aspens Apartments and Century Tree Apartments

Target to Market Demographics

Demographic requirements for our success

Population growth %

① If the city is between a quarter million and 1 million in population, ideally, we look for 20% population growth between the year 2000 and the year 2017. 15% growth for cities over a million, 10% growth for cities over 2 million, 30% growth for cities under a quarter million

Median Houehold increase %

② 30% median household income growth between the year 2000 and the year 2016, using www.city-data.com for a city. This applies to cities of all sizes. For each year beyond 2016, add 2% growth to the 30% number above.mpaign

Median house/condo value Growth

③ 40% growth in Median house or condo value between the year 2000 and the year 2016, using www.city-data.com for a city. This applies to cities of all sizes. For each year beyond 2016, add 2.5% growth to the 40% number above.

Job Growth by % age

④ numbers above 2% annualized job growth (1.5% for cities over a million). For each year beyond 2018, you DO NOT need to add or subtract from this number.

CRIME DECREASE

⑤ Look for a declining crime rate, from left to right. In the rightmost cell, look for a number lower than 500.



Phase 1: REVIEW documents-we suggest with counsel

Phase 2: INVEST

Raise Minimum $107,000

Maximum Target, $1,235,000

Preferred Return to investors: 7% per annum.

Distributions projected to be be quarterly after year 1*

*Distributions will be made per the discretion of the Manager. There is no guarantee that any distributions will be made after the first year or throughout the lifecyle of the Company. Any and all forward looking statements are projections regarding the Company's anticipated financial performance and based upon hypothetical estimates and are subject to risks and uncertainties. Results may differ materially from those set forth in the forward-looking statements.

VernaFundCF Goals

Any and all forward looking statements are projections regarding the Company's anticipated financial performance and based upon hypothetical estimates and are subject to risks and uncertainties. Results may differ materially from those set forth in the forward-looking statements.

1. **# Doors and Target Assets Under Management Purchase**
   Units 25-1,200 Price $500k to $15million

2. **What you get -Returns**
   targeted overall IRR in the range of fifteen percent (15%) net of fees and expenses, 7% preferred, 80/20 split

3. **Exit Target**
   5 years sale anticipated to be at a targeted 75% return on principal


80/20 split
15% IRR
7% Preferred Return
EXIT
1.75x equity multiple min

*The Company will acquire target assets alongside other special purpose vehicles through a tenants in common structure. Such vehicles will be created for purposes of raising capital or using leverage from a senior lender.

Next Steps With Our Investment Portal

Step #1: If you're Ready to review offering documents
CLICK HERE

Step #2: Hold your spot by submitting your application by executing the subscription agreement

Step #3: Submit 100% of your investment

Disclaimer…



This Presentation is for the raise of investment via a Regulation CF offering, conducted via Silicon Prairie at https://theapartmentqueen.sppx.io/. This presentation does not purport to be all-inclusive or to contain all of the information that a Recipient may require to make an investment decision. Offers and sales for equity securities will be made only in accordance with applicable securities laws and pursuant to the Form C and other definitive documentation. There is no guarantee that any of the estimates or projections contained herein will be achieved by the Company, or by VernafundCF, LLC. Investors should pay particular attention to the structure of the investment, namely, the direct investment into each asset, and the fact that the real estate assets therein will also be, in most cases, direct. No investment, divestment, or other financial decisions or actions should be based solely on the information in this presentation. Actual results will vary from the projections and such variations may be material, including the possibility that an investor may lose some or all of its invested capital. As always, investments via Regulation CF are inherently risky, and there is no guarantee of success. Investors are advised to consult with their own attorneys and financial planners prior to investing. Nothing contained here should be taken as legal, financial, or investment advice. Please see "Risk Factors" in Form C. Thank you